Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

THE FOLLOWING MESSAGE IS BEING SENT ON BEHALF OF PAUL RICHMOND AND CATHERINE MOROZ

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Please note that for the purposes of the Virgin Media Inc. Insider Trading Policy, we will be in a blackout period with effect from Saturday May 25.  Effectively, this means that you only have until the close of on Friday May 24 to trade in Virgin Media securities.

This blackout also applies to the exercise of vested Virgin Media equity awards.  To ensure that brokers are able to settle trades and receive the underlying Virgin Media shares in sufficient time for them to convert to the Liberty Global merger consideration, we will be unable to to process exercise orders for a period of ten business days prior to completion of that transaction.

As you are covered by the Virgin Media Stock Ownership Policy, your minimum holding requirement will continue to apply until the deal closes, so any exercise or trade is subject to this policy.  Following the completion of the merger, you will not be subject to the Liberty Global Stock Ownership Policy and, unless this policy and/or your role changes, there will be no stock ownership policy restrictions on your exercise, trading and investment decisions.

Confirmation of open and closed trading windows, how any new or modified Insider Trading Policy will apply, and to which Virgin Media employees, after completion of the merger - which is expected to be on or around Friday June 7 - will be circulated in the coming weeks.

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.